UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934


                        MER Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.1 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2009
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0


1.  Names of Reporting Persons: Dana Optimum Investments  Ltd.
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Israel

Number of        5.  Sole Voting Power:     -0- Ordinary Shares
Shares
Beneficially     6.  Shared Voting Power:     1,405,349 Ordinary Shares*
Owned by
Each             7.  Sole Dispositive Power:     -0- Ordinary Shares
Reporting
Person With      8.  Shared Dispositive Power:     1,405,349  Ordinary Shares*

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,405,349 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.76%**

12. Type of Reporting Person (See Instructions): CO


-----------------

* Dana Optimum Investments Ltd. is the record holder of 1,405,349 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of December 31, 2009.

1.  Names of Reporting Persons: Roni Ben-David
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Israel

Number of        5.  Sole Voting Power:     -0- Ordinary Shares
Shares
Beneficially     6.  Shared Voting Power:    1,405,349  Ordinary Shares*
Owned by
Each             7.  Sole Dispositive Power:     -0- Ordinary Shares
Reporting
Person With      8.  Shared Dispositive Power:     1,405,349  Ordinary Shares*

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,405,349 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.76%**

12. Type of Reporting Person (See Instructions): IN



-----------------

* Dana Optimum Investments Ltd. is the record holder of 1,405,349 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of December 31, 2009.

1.  Names of Reporting Persons: Aliza Ben-David
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Israel

Number of         5.  Sole Voting Power:     -0- Ordinary Shares
Shares
Beneficially      6.  Shared Voting Power:     1,405,349  Ordinary Shares*
Owned by
Each              7.  Sole Dispositive Power:     -0- Ordinary Shares
Reporting
Person With       8.  Shared Dispositive Power:     1,405,349  Ordinary Shares*

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,405,349 Ordinary Shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 15.76%**

12. Type of Reporting Person (See Instructions): IN

-----------------

* Dana Optimum Investments Ltd. is the record holder of 1,405,349 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

** Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of December 31, 2009.

Item 1.

   (a)      Name of Issuer: MER Telemanagement Solutions Ltd. (the "Issuer").

   (b)      Address of Issuer's Principal Executive Offices:
            22 Zarhin Street, Ra'anana 43662, Israel


Item 2.

   (a)      Name of Persons Filing:

            Dana Optimum Investments Ltd.

            Individuals:
            (i)  Roni Ben-David
            (ii)  Aliza Ben-David

            I.R.S. Identification No. of above person (entities only): N/A

   (b)      Address of Principal Business Office or, if none, Residence:
            The address of each reporting person is:
            25 Kerem Hazetim Street, Savyon 56536, Israel

   (c) Citizenship: The entity and each of the persons identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

   (d) Title of Class of Securities: Ordinary Shares, par value NIS 0.1 per share ("Ordinary Shares")

   (e)      CUSIP Number: M69676 10 0


Item 3.  Not applicable


Item 4.  Ownership

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

----------------------------------- ------------- ----------- ------------ ------------ ---------------- ------------------
                                                                             Shared
                                                              Sole power    power to     Sole power to     Shared power
                                       Amount                 to vote or   vote or to    dispose or to   to dispose or to
                                    beneficially   Percent      direct       direct       direct the        direct the
         Reporting Person              owned:     of class*:   the vote:    the vote:   disposition of:   disposition of:
         ----------------              ------     ----------   ---------    ---------   ---------------   ---------------
----------------------------------- ------------- ----------- ------------ ------------ ---------------- ------------------
Dana Optimum Investments Ltd.**      1,405,349      15.76%         0        1,405,349          0             1,405,349
----------------------------------- ------------- ----------- ------------ ------------ ---------------- ------------------
Roni Ben-David**                     1,405,349      15.76%         0        1,405,349          0             1,405,349
----------------------------------- ------------- ----------- ------------ ------------ ---------------- ------------------
Aliza Ben-David**                    1,405,349      15.76%         0        1,405,349          0             1,405,349
----------------------------------- ------------- ----------- ------------ ------------ ---------------- ------------------

-----------------

* Based on 8,917,950 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 10,800 Ordinary Shares held as treasury stock) as of December 31, 2009.

** Dana Optimum Investments Ltd. is the record holder of 1,405,349 ordinary shares of the Issuer. Dana Optimum Investments Ltd. is an Israeli company jointly owned by Mr. Roni Ben-David and Mrs. Aliza Ben-David. Accordingly, Mr. Roni Ben-David and Mrs. Aliza Ben-David may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Dana Optimum Investments Ltd. Mr. Roni Ben-David and Mrs. Aliza Ben-David are husband and wife.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2010

                                            Dana Optimum Investments Ltd.


                                            /s/Roni Ben-David
                                            -----------------
                                            Roni Ben-David
                                            Chairman of the Board


                                            /s/Roni Ben-David
                                            -----------------
                                            Roni Ben-David


                                            /s/Aliza Ben-David
                                            ------------------
                                            Aliza Ben-David